Exhibit B

Grant Thornton LLP
666 Third Avenue, 13th Floor
New York, NY 10017-4011

May 26, 2008

Audit Committee of the Board of Directors
c/o Mr. Lawrence G. Schafran, Chairman
Tarragon Corporation
423 W. 55th Street, 12th Floor
New York, NY 10019

Ladies and Gentlemen:

In connection with our review of Tarragon Corporation’s (the “Company”) interim financial information as of March 31, 2008 and for the three-month period then ended, the standards established by the United States Public Company Accounting Oversight Board (“PCAOB standards”) require that we advise you of the following internal control matters identified during our review.

Our responsibilities
Our responsibility, as prescribed by PCAOB standards, is to plan and perform our review to provide a basis for communicating whether we are aware of any material modifications that should be made to the interim financial information for it to conform with accounting principles generally accepted in the United States of America (“US GAAP”).  A review includes consideration of internal control over financial reporting (hereinafter referred to as “internal control”) as a basis for identifying the types of potential material misstatements that may occur in the interim financial information and the likelihood of their occurrence and for determining whether we have become aware of any material modifications that, in our judgment, should be made to the disclosures about changes in internal control in order for management’s quarterly certifications to be accurate and to comply with the requirements of Section 302 of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations, but not for the purpose of identifying deficiencies in internal control or expressing an opinion on the effectiveness of the Company’s internal control.  Accordingly, we express no such opinion on internal control effectiveness.

Because our consideration of internal control was for the limited purpose described above, our review would not necessarily identify all control deficiencies, significant deficiencies or material weaknesses.  However, we are responsible for communicating to management and the audit committee (hereinafter referred to as “those charged with governance”) any control deficiencies identified during the review that upon evaluation are considered significant deficiencies or material weaknesses in internal control.

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Definitions related to internal control deficiencies
A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting (also referred to as those charged with governance).

Identified deficiencies in internal control
We identified the following internal control matters as of the date of this letter.

Material weaknesses
We believe the following identified control deficiencies constitute material weaknesses in internal control.

Financial Reporting
The Company did not maintain effective controls over the completeness and accuracy of its period end financial reporting process.  Specifically, effective controls, including monitoring, were not maintained to ensure (i) timely recording of required period-end adjustments, (ii) accumulation and review of all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and disclosures, and (iii) timeliness of the financial close and reporting process.  These matters contributed to the Company’s inability to file its March 31, 2008 Form 10-Q on time.  Specifically, during the review process, we noted the following:

•
There were over 75 adjusting journal entries recorded by the Company subsequent to the commencement of our review procedures.  A review is substantially less in scope than an audit, it is analytical in nature, and can not be completed until the account balances are substantially final.

•
During the course of the review, the Company identified certain prior period misstatements that management ultimately concluded did not require restatement as the impact of these misstatements was not material based upon an evaluation of all relevant quantitative and qualitative factors.  This misstatement came to our attention after our initial meeting with the Audit Committee.  The evaluation of prior period misstatements requires significant evaluation and analysis, which had not been prepared by the Company at the time the prior period misstatements were brought to our attention.

•	At the commencement of the review procedures, the Company had not prepared adequate contemporaneous documentation to support key Q108 transactions including, but not limited to, the following:
	○	analysis required by Staff Accounting Bulleting No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements;

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○	January 2008 transaction in connection with the affiliate notes, including fair value considerations;
○	accounting for the March 2008 troubled debt restructuring;
○	evaluation of percentage-of-completion accounting for One Hudson Park; and
○	evaluation required by Emerging Issues Task Force No. 06-8, Applicability of a Buyer’s Continuing Investment Under FASB Statement No. 66 for Sales of Condominiums.

The Company did endeavor to prepare and/or revise such documentation when requested.

Management Response
Management intends to assess the need to hire additional experienced financial and accounting staff.  In addition, we have identified third-party consultants with specialized accounting and financial reporting experience with whom we may consult on complex accounting issues.  We also believe that the items noted here are caused by and related to insufficient resources material weakness identified in prior years.

Insufficient Financial Reporting Personnel
As discussed during the 2006 and 2007 audits, the Company has an inadequate depth of personnel with an appropriate level of accounting experience and training in the application of accounting principles generally accepted in the United States of American (“US GAAP”) consistent with the level and complexity of the Company’s operations.  This material weakness has not been remediated.  The Company’s financial and accounting organization is not adequate to support its financial reporting requirements.  Additionally, the financial and accounting organization is too dependent on a few key personnel.  Furthermore, there is not sufficient depth of personnel and a sufficient complement of personnel with an appropriate level of accounting experience and training in the application of US GAAP consistent with the level and complexity of the Company’s operations.

Management's Response
We have taken steps to address the material weakness described above, such as expanding our financial reporting staff by adding two new positions, including one responsible for complex accounting and financial reporting requirements.  However, the integration and effective deployment of these resources was not fully achieved as of March 31, 2008.  We also intend to continue to consider the accounting and financial reporting effects of anticipated changes in the nature and scope of our business that may result from steps we have taken to address our liquidity issues and other transactions, including sales of assets and joint ventures.  In addition, we continue to evaluate our systems and processes to identify opportunities to enhance the efficiency and effectiveness of the utilization of our systems and resources.

These material weaknesses could result in misstatements of any of the Company’s consolidated financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

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This communication is intended solely for the information and use of management, those charged with governance and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

/s/ Grant Thornton LLP